Exhibit 99.B(h)(8)(B)(iv)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

April 30, 2010

ING Investors Trust

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

Re:                               Expense Limitation Recoupments

Ladies and Gentlemen:

Directed Services LLC (“DSL”), and ING Investors Trust (“IIT”) have entered into the Amended and Restated Expense Limitation Agreement dated February 1, 2005, as amended (the “ELA”).  The ELA provides that DSL will limit the expense ratios of ING Marsico International Opportunities Portfolio (“Marsico Portfolio”), ING Franklin Income Portfolio (“Franklin Portfolio”), and ING Wells Fargo Small Cap Disciplined Portfolio (“Wells Fargo Portfolio” and collectively, the “Portfolios”) through waivers of advisory fees and reimbursements of expenses.  The expense limits were increased on May 1, 2009 with respect to Marsico Portfolio and Wells Fargo Portfolio and on April 30, 2010 the expense limits were increased for Franklin Portfolio and further increased for Marsico Portfolio (the “ELA Amendment Dates”).

Under Section 2 of the ELA, captioned “Right to Recoupment,” if DSL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), DSL is entitled to recoup monies from the Portfolios if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of the Portfolios are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

By DSL’s execution of this letter agreement, DSL agrees that, beginning on May 1, 2009 and April 30, 2010, as applicable, for a Portfolio’s Classes A, I, S and S2 shares (the “ELA Amendment Date”), DSL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the applicable ELA Amendment Date.  The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolios are less than the Pro-Rata Expense Cap for that class and DSL elects to recoup waivers and reimbursements paid to the Portfolios during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, DSL waives its right to recoupment for amounts paid that are attributable to the difference between:  (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolios prior to the ELA Amendment Date.  IIT acknowledges that any payments recouped by DSL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

This letter supersedes the letter dated May 1, 2009.  Please indicate your agreement to this Agreement by executing below in the place indicated.

Directed Services LLC
		By:	/s/ Todd Modic
Todd Modic
Vice President
Accepted By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Investors Trust